August 20, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Aliya Ishmukhamedova / Mr. Mitchell Austin

Re:	BAO Holding Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
CIK No. 0002049184

Dear Ms. Ishmukhamedova and Mr. Austin:

On behalf of BAO Holding Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 28, 2025 with respect to the Company’s Draft Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Form F-1 (the “F-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Capitalization, page 43

1. We note that a cash dividend was declared and paid subsequent to March 31, 2025. Please revise to include a column that reflects these transactions, labeled “Pro Forma”, and presented before the As Adjusted column. Such changes should also be reflected in the dilution section.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

Consolidated Financial Statements

Note 17 - Subsequent events, page F-22

2. Please revise to specify the date on which the financial statements were issued. In this regard, we note that the date is currently blank.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Exhibit Index, page II-4

3. We note that your exhibits 10.18-10.21 have not been filed in a text-searchable format. Please refile these exhibits in a text-searchable format.

Response: In response to the Staff’s comment, we have refiled exhibits 10.18-10.21 in a text-searchable format with the F-1.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Darrin M. Ocasio, Esq.
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP